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                                                                     EXHIBIT 5


                                 PROMISSORY NOTE

$126,000                                                    Hauppauge, New York
                                                            July 24, 1998


                  FOR VALUE RECEIVED, SALEX HOLDING CORPORATION ("Maker"), hereby promises to pay to the order of BETTY SUN, (together with any subsequent holder(s) of this Note, "Payee"), at 765 Hillcrest Place, North Woodmere, New York 11581 or such other address as may be designated by Payee in writing, the principal sum of ONE HUNDRED TWENTY-SIX THOUSAND AND 00/100 DOLLARS ($126,000.00), in lawful money of the United States, together with interest on the unpaid balance thereof at the rate hereinafter set forth.

                  The outstanding balance of this Note shall bear interest from the date of this Note until the maturity hereof at the rate of 6.00% per annum. Interest on this Note shall be computed on the actual number of days elapsed over a 360-day year.

                  Payments of principal on this Note shall be made monthly in the amount of $10,000, the first such payment being due on August 1, 1998, and the additional payments of principal due and payable on the same day of each successive month thereafter until July 15, 1999, whereupon the entire outstanding balance of principal, plus all accrued interest thereon, shall be due and payable.

                  Maker hereby waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and all other notices in connection with the delivery, acceptance, performance, default or enforcement of this Note. Maker shall pay all costs and expenses of collection incurred by Payee, including reasonable attorneys' fees and expenses.

                  Maker shall have the right, at any time or from time to time, without penalty or premium, to prepay the principal balance of this Note, in whole or in part. Upon each prepayment, Maker shall pay the interest accrued on that portion of principal so prepaid to the date of prepayment.

                  This Note shall be governed by and construed in accordance with the internal laws of the State of New York. No modification or waiver of any provision of this Note, nor any departure by Maker therefrom, shall in any event be effective unless the same shall be in writing and then such modification or waiver shall be effective only in the specific instance for the specific purpose given. This Note shall inure to the benefit of
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Payee and its endorsees, successors and assigns, and shall be binding upon
Maker, and his or her heirs, personal representatives, successors and assigns.

                  IN WITNESS WHEREOF, this Note has been executed as of the date first above written.

                                 SALEX HOLDING CORPORATION

                                       /S/ Andrew Lunetta
                                 By:________________________________
                                     Name: Andrew Lunetta
                                     Title:



Sworn to before me this
24th day of July, 1998


/s/ Lorraine Costea
_______________________
    Lorraine Costea
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